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EXHIBIT 99-3

CONSENT OF PRICEWATERHOUSECOOPERS LLP

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to inclusion in this Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form F-3 (File No. 333-7450), Form S-8 (File No. 333-87604), Form S-8 (File 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form F-9 (File No. 333-14242), Form F-9 (File No. 333-140797) and Form F-9 (File No. 333-151347) of Suncor Energy Inc., of our report dated February 25, 2009 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders.

Chartered Accountants
Calgary, Alberta
March 2, 2009

 "PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

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  EXHIBIT 99-3
CONSENT OF PRICEWATERHOUSECOOPERS LLP